Exhibit 99.1

ASX ANNOUNCEMENT September 9, 2026

Radiopharm Theranostics Announces Positive Data from the Phase 1 Imaging Trial of RAD301 in Patients with Pancreatic Ductal Adenocarcinoma

Positive safety and favourable biodistribution seen in all subjects dosed

Imaging data in all evaluable pancreatic cancer patients demonstrated significant tumor uptake

Data support the targeting potential of RAD301 and continuation of its clinical development

Sydney, Australia – 8 September 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced positive data from the Phase 1 imaging trial designed to evaluate the safety, biodistribution and dosimetry of RAD301 in healthy volunteers and subjects with Pancreatic Ductal Adenocarcinoma (PDAC).

RAD301 is a peptide-based molecule bound to Gallium-68 (Ga-68) that targets αvβ6-integrin, a cellular marker for tumor invasion and metastatic growth, the expression of which correlates with decreased survival in several carcinomas. The αvβ6-integrin receptor is found in high density on most pancreatic carcinoma cells, making it an attractive diagnostic and therapeutic target. RAD 301 has previously received Orphan Drug Designation (ODD) from the FDA.

“These data are an important step forward for patients suffering from advanced pancreatic cancer, as RAD301 has demonstrated significant and selective tumor uptake in metastatic lesions,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “Given the limited imaging and treatment options available for patients with PDAC, these findings highlight the potential role of RAD301 in improving disease detection, patient selection, and future theranostic applications. Pancreatic cancer remains a challenging disease to image, and conventional approaches such as FDG PET are limited by variable tumor biology and non-specific uptake. The results from this Phase 1 study support the potential of αvβ6-integrin-targeted imaging to provide a more tumor-specific approach to detecting pancreatic cancer, further supporting the advancement of RAD 301 into Phase 2 development.”

Data from the Phase 1 trial of RAD301 demonstrated a favorable safety profile in all evaluable participants. Additionally, RAD301 had favorable biodistribution along with significant tumor uptake in pancreatic cancer metastases, consistent with initial results from the first five patients evaluated. The results showed significant and selective tumor uptake in pancreatic cancer metastases, which supports the potential of αvβ6-integrin as a target for future therapeutic development and potentially as a theranostic pair.. Importantly, the low background uptake observed in liver, lung and bowel — the sites where pancreatic cancer most often spreads — supports the potential of RAD301 to distinguish metastatic lesions from surrounding normal tissue. The unmet medical need in the earlier stages of disease and the high mortality of the disease provide a rationale for a future Phase 2 imaging trial of RAD301.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT September 9, 2026

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, prostate and brain. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889